1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 29, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F☒   Form 40-F☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes☐☐ No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit

Exhibit	Description

99.01	Press release on 2019/04/29: Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the First Quarter of 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

 EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the First Quarter of 2019

TAIPEI, Taiwan, R.O.C. April 29, 2019 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the first quarter of 2019. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

First Quarter 2019 Financial Highlights

-	Total revenue decreased by 4.3% to NT$51.33 billion.
-	Mobile communications revenue decreased by 8.7% to NT$24.48 billion.
-	Internet revenue increased by 6.2% to NT$ 7.42 billion.
-	Domestic fixed communications revenue increased by 0.2% to NT$15.79 billion.
-	International fixed communications revenue decreased by 6.6% to NT$2.77 billion.
-	Total operating costs and expenses decreased by 4.0% to NT$40.93 billion.
-	Net income attributable to stockholders of the parent decreased by 4.3% to NT$8.35 billion.
-	Basic earnings per share (EPS) was NT$1.08.

Mr. Chi-Mau Shieh, Chairman and CEO of Chunghwa Telecom, stated, “During the first quarter of 2019, our operating income, net income and EPS met guidance thanks to strengths in our emerging business and core business. In the mobile sector, while other service providers rolled out low-price unlimited mobile data plans, we were able to maintain both stable pricing as well as market share in terms of mobile revenue and subscriber base. We continued to migrate our customers to higher price plans, and we saw the continuation of subscribers migrating to higher-speed fiber services in our broadband business as well. We launched our smart speakers last week, which enables our customers to enjoy smart home and other AI related services while further increasing their stickiness to our network.”

“This was another robust quarter for our MOD business. We continued to be the largest video platform in Taiwan with more than 2 million subscribers. In January, our regulator approved us to freely package MOD channels in order to meet customer demand, which we believe benefits our business in the long term. Our ICT services revenue also grew, and we are fully prepared and optimistic for the upcoming 5G service launch. Above all, we remain committed to leveraging our core strengths and market advantages to maximize value to our shareholders in the face of potential changes to the competitive landscape. To take our business to the next level and to return to a growth trajectory, we rolled out a customer-centric value creation transformation plan this year to strengthen our core businesses, deploy emerging services, optimize our cost structure, and further enhance our fundamentals, which include a next generation network, IT infrastructure, and human resource planning. We believe strongly in our business, our strategy, and ability to execute.” Mr. Shieh concluded.

Revenue

Chunghwa Telecom’s total revenues for the first quarter of 2019 decreased by 4.3% to NT$51.33 billion.

Mobile communications revenue for the first quarter of 2019 decreased by 8.7% to NT$24.48 billion. This was mainly due to the decrease in mobile service revenue resulted from market competition and VoIP substitution. Handset sales revenue also decreased due to the lengthier handset replacement cycle.

Internet business revenue for the first quarter of 2019 increased by 6.2% year over year to NT$7.42 billion. The increase was primarily attributable to higher application value-added service revenue.

Domestic fixed revenue for the first quarter of 2019 increased by 0.2% year over year to NT$15.79 billion, mainly due to the increase of ICT project revenue, offset by the decrease of local telephone service revenue. ICT project revenue increased by 32.7% to NT$2.32 billion due to the increase of the number of projects completed and accepted, while local telephone service revenue decreased by 6.9% to NT$6.46 billion, primarily driven by the increased mobile and VoIP substitution.

International fixed communications revenue decreased by 6.6% to NT$2.77 billion, mainly due to lower international long distance communications revenue as a result of increased market competition.

Operating Costs and Expenses

Total operating costs and expenses for the first quarter of 2019 decreased by 4.0% year over year to NT$40.93 billion, mainly due to lower cost of goods sold.

Operating Income and Net Income

Income from operations for the first quarter of 2019 decreased by 5.0% to NT$10.40 billion. The operating margin was 20.3%, as compared to 20.4% in the same period of 2018. Net income attributable to stockholders of the parent decreased by 4.3% to NT$8.35 billion. Basic earnings per share was NT$1.08.

Cash Flow and EBITDA

Cash flow from operating activities for the first quarter of 2019 increased by 80.6% to NT$13.23 billion.

Cash and cash equivalents, as of March 31st, 2019, increased by 19.1% to NT$37.55 billion as compared to that as of March 31st, 2018.

EBITDA for the first quarter of 2019 increased by 1.3% to NT$19.16 billion. EBITDA margin was 37.3%, as compared to 35.3% in the same period of 2018.

Business and Operational Highlights

Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of March 31st, 2019, the number of FTTx subscribers reached 3.62 million, accounting for 80.9% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 10.5% year over year, reaching 1.46 million.

HiNet broadband subscribers decreased by 1.4% year over year to 3.67 million as of March 31st, 2019.

Mobile

As of March 31st, 2019, Chunghwa Telecom had 10.59 million mobile subscribers, representing a 1.8% year-over-year increase.

Fixed line

As of March 31st, 2019, the Company maintained its leading position in the fixed-line market, with a total of 10.36 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

n	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
n	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
n	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
n

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

Contact:Fu-fu Shen

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw